Exhibit 99.2

Unaudited Pro Forma Condensed COMBINED Financial Information

The unaudited pro forma condensed combined financial information of SoundHound AI, Inc. (“SoundHound” or the “Company”) has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of SoundHound and LivePerson, Inc. (“LivePerson” or the “Target”), adjusted to give effect to the LivePerson Merger. The unaudited pro forma condensed combined financial information of SoundHound also gives effect to the acquisition of Interactions Corporation (“Interactions”) that occurred in 2025 but was not reflected in the historical financial information of SoundHound for a full fiscal year.

Description of the Acquisitions

On April 21, 2026, SoundHound AI, Inc. entered into a Merger Agreement and a Notes Restructuring Agreement (collectively, the “Transaction Agreements”) with LivePerson, Inc. (“LivePerson”), pursuant to which Lightspeed Merger Sub Inc., a wholly owned subsidiary of SoundHound, merged with and into LivePerson, with LivePerson surviving as an indirect wholly owned subsidiary of SoundHound (the “LivePerson Merger”).

Under the terms of the Transaction Agreements, total consideration consisted of the following:

i.	shares of SoundHound Class A common stock issued to holders of LivePerson’s First Lien Convertible Senior Notes due 2029 and 10.0% Second Lien Senior Subordinated Secured Notes (collectively, the “Secured Notes”) equal to approximately $178.0 million and $83.2 million (the “First and Second Lien Stock Consideration”), respectively, each divided by the SoundHound Closing Stock Price;

ii.	shares of SoundHound Class A common stock issued to holders of LivePerson common stock with an aggregate value of $42.8 million (the “Shareholder Stock Consideration”) divided by the SoundHound Closing Stock Price, subject to adjustment for LivePerson’s closing cash balance relative to a $74 million minimum cash threshold; and

iii.	replacement restricted stock units (RSUs) and cash-settled awards issued to continuing LivePerson employees in exchange for outstanding unvested equity awards. All out-of-the-money stock options and warrants were cancelled at closing for no consideration.

The SoundHound Closing Stock Price is determined based on the average of the daily volume-weighted average prices of a share of SoundHound Common Stock on each of the ten consecutive trading days ending on and including the trading day that is three trading days prior to the closing date, subject to a collar of $7.00 (floor) and $12.00 (cap) per share. SoundHound retains the right to substitute cash in lieu of all or a portion of the stock consideration payable to Secured Note holders.

As of December 31, 2025, LivePerson had approximately $20.1 million in aggregate principal amount of 0% Convertible Notes due 2026 (“the 2026 Notes”) outstanding. Pursuant to the Merger Agreement, LivePerson is required to use commercially reasonable best efforts to retire these notes at or prior to closing.

The determination of estimated preliminary consideration under GAAP and the preliminary purchase price allocation, including the fair value of assets acquired and liabilities assumed, are accounted for as a business combination under ASC 805, Business Combinations, and are discussed in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements included herein.

Description of Interactions Acquisition during the year ended December 31, 2025

On September 3, 2025, SoundHound completed its acquisition of Interactions (the “Interactions Acquisition”, “Acquisition”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among SoundHound, Iris Merger Sub, Inc., Interactions Corporation and Shareholder Representative Services LLC. The transaction included cash paid to selling shareholders, repayment of Interactions’ outstanding debt at closing, payment of seller transaction expenses, customary cash holdbacks, and contingent earnout consideration tied to specified future milestones. On the acquisition date, each outstanding share of Interactions’ capital stock, stock option, warrants to purchase Interactions’ capital stock, and treasury stock were cancelled and extinguished without any present or future right to receive any consideration with the exception of certain shares of Interactions’ preferred stock that were converted into the right to receive the consideration defined above.

Other Information

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical consolidated balance sheets of SoundHound and LivePerson, giving effect to the acquisition as if it had occurred on December 31, 2025. The unaudited pro forma condensed combined statement   of operations for the year ended December 31, 2025 assume that the LivePerson Merger and the Interactions Acquisition (the “Transactions”) occurred as of January 1, 2025, and combines the historical results of SoundHound, Interactions, and LivePerson giving pro forma effect for the period   then ended.

The unaudited pro forma condensed combined financial information is derived from the historical financial information of SoundHound, Interactions, and LivePerson, and should be read in conjunction with the following information:

●	the historical audited consolidated financial statements of SoundHound for the year ended December 31, 2025, included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2026,

●	the historical audited consolidated financial statements of LivePerson for the year ended December 31, 2025, included in its Annual Report on Form 10-K filed with the SEC on March 16, 2026,

●	the historical unaudited financial information of Interactions for the period from January 1, 2025 to September 2, 2025, which is derived from the historical unaudited pro forma condensed combined statement of operations of SoundHound for the nine months ended September 30, 2025, that are included as Exhibit 99.3 in the Company’s Report on Form 8-K/A filed with the SEC on November 17, 2025.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information. The transaction accounting adjustments are based on available information and assumptions that the Company’s management believes are reasonable. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The LivePerson Merger is subject to closing adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information as required by SEC rules. Differences between these preliminary estimates and the final acquisition accounting may be material.

SOUNDHOUND AI, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2025

(in thousands)

SoundHound Consolidated Balance Sheet Line Items	SoundHound Historical	LivePerson Historical As Adjusted (Note 2)	Transaction Accounting Adjustments	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$248,490	$95,004	$(41,056)	4(i)	$302,438
Accounts receivable, net of allowances	32,336	22,700	-		55,036
Contract assets and unbilled revenue, net	38,189	4,314	-		42,503
Other current assets	10,114	15,100	-		25,214
Total current assets	329,129	137,118	(41,056)		425,191
Restricted cash equivalents, non-current	676	-	-		676
Right-of-use assets	3,791	109	-		3,900
Property and equipment, net	2,928	5,747	-		8,675
Goodwill	122,277	184,902	(4,523)	4(b)	302,656
Intangible assets, net	181,395	13,409	136,591	4(c)	331,395
Deferred tax asset	29	4,511	-		4,540
Contract assets and unbilled revenue, non-current, net	29,906	-	-		29,906
Other non-current assets	18,042	108,871	(108,593)	4(a), 4(d)	18,320
Total assets	$688,173	$454,667	$(17,581)		$1,125,259

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$10,562	$9,522	$-		$20,084
Accrued liabilities	26,325	38,219	$4,879	4(f), 4(h), 4(j)	69,423
Operating lease liabilities	1,812	122	$-		1,934
Finance lease liabilities	332	-	$-		332
Income tax liability	2,662	-	$-		2,662
Deferred revenue	24,042	54,295	$-		78,337
Contingent acquisition liabilities	4,400	-	$-		4,400
Other current liabilities	1,604	359	$-		1,963
Current portion of long term debt	-	20,052	$(20,052)	4(g)	-
Total current liabilities	71,739	122,569	(15,173)		179,135
					-
Operating lease liabilities, net of current portion	2,069	-	-		2,069
Deferred revenue, net of current portion	8,195	-	-		8,195
Long-term debt	-	371,732	(371,732)	4(g)	-
Contingent acquisition liabilities, net of current portion	129,227	-	-		129,227
Income tax liability, net of current portion	2,254	-	-		2,254
Deferred tax liability	1,363	4,196	-		5,559
Other non-current liabilities	9,540	665	-		10,205
Total liabilities	224,387	499,162	(386,905)		336,644
Commitments and contingencies

Stockholders’ equity (deficit):
Series A Preferred Stock	-	-	-		-
Class A Common Stock	37	173	(173)	4(e)	37
Class B Common Stock	3	-	-		3
Treasury stock, at cost	-	(3)	3	4(e)	-
Additional paid-in capital	1,420,672	1,021,076	(687,247)	4(e)	1,754,501
Accumulated deficit	(957,066)	(1,058,494)	1,049,494	4(e)	(966,066)
Accumulated other comprehensive income	140	(7,247)	7,247	4(e)	140
Total stockholders’ equity (deficit)	463,786	(44,495)	369,324		788,615
Total liabilities and stockholders’ equity (deficit)	$688,173	$454,667	$(17,581)		$1,125,259

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

SOUNDHOUND AI, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2025

(in thousands, except share and per share data)

SoundHound Consolidated Statement of Operations Line Items	SoundHound Historical	Interactions Historical & Transaction Accounting (Note 3)	LivePerson Historical As Adjusted (Note 2)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues	$168,920	$42,781	$243,742	$-		$455,443
Operating expenses:
Cost of revenues	97,369	15,391	74,818	9,600	4(k)	197,178
Sales and marketing	61,640	5,654	78,223	(17,300)	4(m)	128,217
Research and development	98,250	2,207	68,645	(15,934)	4(l)	153,168
General and administrative	82,188	12,117	44,676	9,000	4(h)	147,981
Change in fair value of contingent acquisition liabilities	(163,127)	-	-	-		(163,127)
Amortization of intangible assets	15,872	3,827	709	20,120	4(k)	40,528
Restructuring	-	-	11,667	-		11,667
Impairment of goodwill	-	-	41,595	(41,595)	4(q)	-
Impairment of intangibles and other assets	-	-	2,108	-		2,108
Total operating expenses	192,192	39,196	322,441			517,720
Loss from operations	(23,272)	3,585	(78,699)			(62,277)

Other income (expense), net:
Gain on troubled debt restructuring	-	-	27,720	(27,720)	4(n)	-
Interest expense	(670)	-	(31,530)	31,530	4(o)	(670)
Other income, net	14,668	288	18,728	(13,202)	4(p)	20,482
Total other income (expense), net	13,998	288	14,918			19,812
Loss before provision (benefit) for income taxes	(9,274)	3,873	(63,781)	-		(42,465)
Provision (benefit) for income taxes	4,732	-	3,452	-		8,184
Net loss	$(14,006)	$3,873	$(67,233)	$-		$(50,649)

Net loss per share:
Basic	$(0.03)				4(r)	$(0.11)
Diluted	$(0.28)				4(r)	$(0.11)

Weighted-average common shares outstanding:
Basic	405,421,412				4(r)	441,956,838
Diluted	409,456,342				4(r)	445,991,768

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The historical financial information of SoundHound, Interactions, and LivePerson has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Transactions in accordance with generally accepted accounting principles (“GAAP”), based on the assumptions and adjustments that are described in the accompanying notes.

The LivePerson Merger has been accounted for as a business combination in accordance with the acquisition method of accounting under GAAP. Under this method of accounting, SoundHound has been determined to be the accounting acquirer and LivePerson to be the accounting acquiree. The acquisition method of accounting requires, among other things, that the assets acquired, and liabilities assumed in a business combination are measured and recognized at fair value as of the acquisition date. The excess of the consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill. The final purchase price allocation could differ materially from the preliminary allocation used in the transaction accounting adjustments as the final allocation may include changes in allocations to intangible assets as well as goodwill.

The unaudited pro forma condensed combined financial information includes certain reclassifications to conform LivePerson’s and Interactions’ historical accounting presentation to SoundHound’s accounting presentation.

The pro forma financial information reflects transaction accounting adjustments that management believes are necessary to present fairly SoundHound’s pro forma results of operations and financial position following the closing of the LivePerson Merger as of and for the periods indicated. The transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report SoundHound’s financial condition and results of operations as if the LivePerson Merger was completed on January 1, 2025 (as of December 31, 2025 for purposes of the unaudited pro forma condensed combined balance sheet).

The actual results of operations of the combined company will likely differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the transactions based on information available to management at this time, and that the pro forma transaction accounting adjustments give effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the LivePerson Merger.

No deferred tax liability has been recorded with respect to the basis differences associated with the identifiable intangible assets recognized in the transaction because the Company has sufficient net operating loss carryforwards to offset the related deferred tax effects. Accordingly, no pro forma balance sheet adjustment has been reflected for such intangible assets. The preliminary purchase price allocation in the unaudited pro forma information reflects a full valuation allowance against the acquired U.S. federal and state net deferred tax assets, including net operating loss carryforwards, as the realization of the full amount of these acquired net deferred tax assets is uncertain, and reflects the carryover of deferred tax balances of foreign jurisdictions which do not carry a full valuation allowance.

Income tax expense reflects the combined historical income tax provisions of LivePerson and SoundHound. This presentation assumes that the existing full valuation allowance will continue to be maintained and, therefore, no incremental tax benefit or other pro forma tax adjustment has been reflected in the unaudited pro forma condensed statement of operations. Management has not completed its analysis of the tax impact of the LivePerson Merger on the combined company. Upon consummation of the LivePerson Merger, SoundHound will perform a comprehensive analysis of the tax impact of the LivePerson Merger on the combined company with full information. The effective tax rate of the combined company may be significantly different than what is presented in these unaudited pro forma financial statements depending on post-business combination activities.

Note 2 — Reclassification Adjustments

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in SoundHound’s audited annual financial statements as of and for the year ended December 31, 2025. Certain reclassifications are reflected in the unaudited pro forma condensed combined balance sheet and statement of operations to conform presentation between SoundHound and LivePerson. These reclassifications have no effect on previously reported assets, liabilities, stockholders’ equity (deficit) and net loss of SoundHound or LivePerson. Upon consummation of the LivePerson Merger, SoundHound will perform a comprehensive review of LivePerson’s accounting policies. As a result of that review, SoundHound may identify differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined consolidated financial statements.

Refer to the table below for a summary of identified reclassification adjustments made to present LivePerson’s consolidated balance sheet as of December 31, 2025, to conform presentation to that of SoundHound (in thousands):

LivePerson Consolidated Balance Sheet Line Items	SoundHound Consolidated Balance Sheet Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Current assets:	Current assets:
Cash and cash equivalents	Cash and cash equivalents	$95,004			$95,004
Accounts receivable, net of allowances	Accounts receivable, net of allowances	27,014	(4,314)	(d)	22,700
Prepaid expenses and other current assets	Other current assets	15,100			15,100
	Contract assets and unbilled revenue, net	-	4,314	(d)	4,314
Total current assets	Total current assets	137,118	-		137,118
	Restricted cash equivalents, non-current	-
	Right-of-use assets	-	109	(a)	109
Property and equipment, net	Property and equipment, net	90,389	(84,642)	(e)	5,747
Goodwill	Goodwill	184,902			184,902
Intangible assets, net	Intangible assets, net	13,409			13,409
Deferred tax asset	Deferred tax asset	4,511			4,511
Contract acquisition costs, net	Other non-current assets	23,951			23,951
Other assets	Other non-current assets	387	84,533	(a), (e)	84,920
	Total assets	$454,667	$-		$454,667

Current liabilities:	Current liabilities:
Accounts payable	Accounts payable	$9,522			$9,522
Accrued expenses and other current liabilities	Accrued liabilities	38,700	(481)	(b), (c)	38,219
	Operating lease liabilities	-	122	(c)	122
	Finance lease liabilities	-			-
	Income tax liability	-			-
Deferred revenue	Deferred revenue	54,295			54,295
	Contingent acquisition liabilities	-			-
	Other current liabilities	-	359	(b)	359
Current portion of long-term debt		20,052			20,052
Total current liabilities	Total current liabilities	122,569	-		122,569

	Operating lease liabilities, net of current portion	-			-
	Deferred revenue, net of current portion	-			-
Senior notes, net of current portion	Long-term debt	371,732			371,732
	Contingent acquisition liabilities, net of current portion	-			-
	Income tax liability, net of current portion	-			-
Deferred tax liability	Deferred tax liability	4,196			4,196
Other liabilities	Other non-current liabilities	665			665
Total liabilities	Total liabilities	499,162	-		499,162
Commitments and contingencies	Commitments and contingencies

Stockholders’ equity (deficit)	Stockholders’ equity (deficit):
Preferred stock	Series A Preferred Stock	-			-
Common stock	Class A Common Stock	173			173
	Class B Common Stock	-			-
Treasury stock		(3)			(3)
Additional paid-in capital	Additional paid-in capital	1,021,076			1,021,076
Accumulated deficit	Accumulated deficit	(1,058,494)			(1,058,494)
Accumulated other comprehensive income	Accumulated other comprehensive income	(7,247)			(7,247)
Total stockholders’ equity (deficit)	Total stockholders’ deficit	(44,495)	-		(44,495)
Total liabilities and stockholders’ equity (deficit)	Total liabilities and stockholders’ deficit	$454,667	$-		$454,667

(a)	Reclassification of historical LivePerson’s right-of-use assets of $0.1 million from other assets to right-of-use assets within SoundHound’s balance sheet.
(b)	Reclassification of historical LivePerson’s other current liabilities of $0.4 million from accrued expenses and other current liabilities to other current liabilities within SoundHound’s balance sheet.

(c)	Reclassification of historical LivePerson’s lease liabilities of $0.1 million from accrued liabilities and other current liabilities to operating lease liabilities within SoundHound’s balance sheet.

(d)	Reclassification of $4.3 million of historical LivePerson’s unbilled revenue from accounts receivable, net of allowances to contract assets and unbilled revenue, net within SoundHound’s balance sheet.
(e)	Reclassification of $84.6 million of historical LivePerson’s internal-use software development costs from Property and equipment to Other non-current assets within SoundHound’s balance sheet.

Refer to the table below for a summary of identified reclassification adjustments made to present LivePerson’s consolidated statement of operations for the year ended   December 31, 2025, to conform presentation to that of SoundHound (in thousands):

LivePerson Consolidated Statement of Operations Line Items	SoundHound Consolidated Statement of Operations Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Revenue	Revenues	$243,742			$243,742
Costs, expenses and other:	Operating expenses:
Cost of revenue	Cost of revenues	69,392	5,426	(a)	74,818
Sales and marketing	Sales and marketing	75,800	2,423	(a)	78,223
Product development	Research and development	54,706	13,939	(a)	68,645
General and administrative	General and administrative	44,441	235	(a)	44,676
	Change in fair value of contingent acquisition liabilities	-			-
	Amortization of intangible assets	-	709	(a)	709
Restructuring costs	Restructuring	11,667			11,667
Depreciation and amortization		22,732	(22,732)	(a)	-
Impairment of goodwill		41,595			41,595
Impairment of intangibles and other assets		2,108			2,108
Total operating expenses	Total operating expenses	322,441	-		322,441
Loss from operations	Loss from operations	(78,699)	-		(78,699)

Other income (expense), net:	Other income (expense), net:
Gain on troubled debt restructuring	Gain on troubled debt restructuring	27,720			27,720
Interest expense	Interest expense	(31,530)			(31,530)
Interest income		4,751	(4,751)	(b)	-
Other income (expense), net	Other income, net	13,977	4,751	(b)	18,728
Total other income (expense), net	Total other income (expense), net	14,918	-		14,918
Loss before provision (benefit) for income taxes	Loss before provision (benefit) for income taxes	(63,781)			(63,781)
Provision for income taxes	Provision (benefit) for income taxes	3,452			3,452
Net loss	Net loss	$(67,233)	$-		$(67,233)

(a)	Reclassification of $22.7 million of historical LivePerson’s depreciation and amortization to cost of revenues, sales and marketing, general and administrative, research and development, and amortization of intangible assets within SoundHound’s statement of operations line items.
(b)	Reclassification of $4.8 million of historical LivePerson’s interest income from interest income to other income, net within SoundHound’s statement of operations line item.

Note 3 — Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025, pertaining to the Interactions Acquisition

The statement of operations information for Interactions from September 3, 2025 to December 31, 2025, is already included in SoundHound’s historical fiscal year 2025 results. The transaction accounting adjustments for the Interactions Acquisition in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, are intended to derive pro forma financial information from January 1, 2025 to September 2, 2025, as if the Interactions Acquisition closed on January 1, 2025, as follows:

	January 1, 2025 to September 2, 2025
	(in thousands)
	Interactions Historical (unaudited)	Interactions Transaction Accounting Adjustments	Note	Interactions Historical & Transaction Accounting Adjustments
Revenues	$42,781	$-		$42,781
Operating expenses:
Cost of revenues	20,323	(4,932)	3(a), 3(b)	15,391
Sales and marketing	6,426	(772)	3(b), 3(c)	5,654
Research and development	2,416	(209)	3(c)	2,207
General and administrative	12,912	(795)	3(c)	12,117
Amortization of intangible assets	37	3,790	3(a)	3,827
Total operating expenses	42,114	(2,918)		39,196
Income from operations	667	2,918		3,585

Other income (expense), net:
Interest expense	(4,060)	4,060	3(d)	-
Other income (expense), net	1,380	(1,092)	3(e)	288
Total other income (expense), net	(2,680)	2,968		288
Loss before provision (benefit) for income taxes	(2,013)	5,886		3,873
Provision (benefit) for income taxes	(629)	629	3(f)	-
Net loss	(1,384)	5,257		3,873
Net loss attributable to non-controlling interest	(276)	276	3(g)	-
Net loss attributable to Interactions	$(1,108)	$4,981		$3,873

(a)	Reflects the elimination of Interactions’ historical amortization expense and the recognition of new amortization expense related to the acquired identifiable intangible assets based on the fair value as of the acquisition date. Amortization expense is calculated based on the fair value of each of the identifiable intangible assets and the associated useful lives.

The acquired intangible assets have been amortized using a straight-line method based on their estimated useful lives as if the Acquisition had been completed on January 1, 2025.

	For the period from January 1, 2025 to September 2, 2025	Estimated useful life
Intangible assets acquired	(in thousands)	(in years)
Trademark / trade name	$267	2
Customer relationships	3,560	5
Developed technology	1,600	5
Total amortization expense for acquired intangible assets	$5,427

Adjustment to Cost of revenues -

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Amortization expense for acquired intangible assets (developed technology)	$1,600
Elimination of historical Interactions’ intangible asset amortization expense	-
Net adjustment to cost of revenues	$1,600

Adjustment to Amortization of intangible assets –

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Amortization expense for acquired intangible assets (customer relationships and trademark / trade name)	$3,827
Elimination of historical Interactions’ intangible asset amortization expense	(37)
Net adjustment to amortization of intangible assets	$3,790

(b)	Reflects the elimination of historical deferred commission amortization and capitalized contract expense from sales and marketing expenses, and historical amortization of capitalized software development costs from Cost of revenue.

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Sales and marketing	$(323)
Cost of revenue	(6,532)

(c)	Reflects the adjustment to record MIP bonus, incurred and paid upon close of the Acquisition.

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Sales and marketing	$(449)
Research and development	(209)
General and administrative	(795)
Total adjustment	$(1,453)

(d)	Reflects the reduction of $4.1 million in historical interest expense related to the settlement of Interactions’ debt at closing.

(e)	Reflects an adjustment to eliminate the historical fair value adjustments of warrant liabilities extinguished as a result of the Acquisition, resulting in a reduction of $1.1 million of historical gains.

(f)	Reflects the elimination of $0.6 million of tax benefit. Prior to the acquisition, Interactions held interest in a partnership and recorded a deferred tax liability associated with the outside basis difference and recorded the corresponding deferred tax expense / benefit as a result of changes to the deferred tax liability. However, upon the Acquisition, the partnership became a single member LLC and the deferred tax liability is no longer needed. Accordingly, no deferred tax expense / benefit would be recorded.

(g)	Reflects the elimination of $0.3 million of loss, from earnings attributable to non-controlling interest due to changes in Interactions’ ownership structure.

Note 4 — Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations – LivePerson Merger

The estimated preliminary consideration of $333.8 million was determined by reference to the fair value of SoundHound’s common stock on May 5, 2026. The calculation of estimated preliminary consideration is as follows:

Estimated Preliminary Consideration

	Shares	Per Share	Total
	(In thousands, except share and per share amounts)
Estimated SoundHound shares issued for settlement of Secured Notes (1)	31,245,869	$9.14	$285,587
Estimated SoundHound shares issued to LivePerson’s capital stockholders (2)	5,117,767	9.14	46,776
Estimated replacement equity awards for LivePerson’s equity awards (3)	126,221	9.14	1,049
Estimated equity consideration for LivePerson’s equity awards settled (4)	45,569	9.14	417
Total			$333,829

(1)	SoundHound expects the Secured Notes to be entirely settled in shares of Class A Common Stock. As such, estimated preliminary consideration payable to Secured Notes is as follows:

Description	First Lien	Second Lien	Total
Total First and Second Lien Stock Consideration	$178,007,734	$83,207,729	$261,215,463
10-day VWAP stock price	$8.36	$8.36	$8.36
Shares to be issued	21,292,791	9,953,078	31,245,869
Fair value per share	$9.14	$9.14
Total	$194,616,110	$90,971,133	$285,587,243

(2)	Common stock consideration is computed based on the Shareholder Stock Consideration of $42,784,533 divided by the 10-day VWAP stock price of $8.36 estimated as of May 5, 2026 rounded to the nearest whole share.

(3)	Certain equity awards of LivePerson will be replaced by SoundHound equity awards. The pre-combination portion of such equity awards represents estimated preliminary consideration. There was no incremental post-acquisition expense in excess of that recorded in the historical financial statements of SoundHound as a result of the replacement equity awards. We have adjusted replacement equity award consideration down by $0.1 million, but not shares, to reflect the fair value of estimated forfeitures.

(4)	Certain Board of Directors and vested equity awards of LivePerson will be settled in shares of SoundHound common stock. Such settlement of equity awards represents estimated preliminary consideration.

The final shares and total estimated preliminary consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the SoundHound common stock price up to the closing date of the LivePerson Merger.

The Company has assumed that the 2026 Notes will be settled by LivePerson in cash prior to close. There exists a remote possibility that the 2026 Notes may be assumed by the Company and in that case, there will be no impact on consideration transferred and goodwill.

The SoundHound Closing Stock Price was determined based on the average of the daily volume-weighted average price of SoundHound Common stock for each of the ten consecutive trading days ending on and including the trading day that is three trading days prior to the closing date, subject to a collar of $7.00 (floor) and $12.00 (cap) per share. May 5, 2026 was determined to be the most recent practicable date prior to the effective date. As such, May 5, 2026 was the last day of this ten-day volume-weighted period, in which the stock price was determined. A sensitivity analysis on the SoundHound share price was performed to assess the impact on purchase consideration at each end of the collar, or $7 per share and $12 per share, as this represents a reasonable range for share price based on recent volatility. The closing share price was held constant at the May 5, 2026 closing share price ($9.14 per share) for purposes of the sensitivity to illustrate range when SoundHound Closing Stock Price and closing date share price may differ. Purchase consideration will not be impacted by stock price volatility within the collar when SoundHound Closing Stock Price and closing date share price match. The value of LivePerson equity awards, when considering a 20% range of outcomes, is immaterial.

The following table shows the change in stock price and estimated consideration:

SoundHound Closing Stock Price	Number of Shares	Share Price (May 5, 2026)	Fair Value of Shares Issued (Consideration)	Impact on Purchase Consideration
		(In thousands, except share and per share amounts)
Floor - $7	43,428,571	$9.14	$396,937	$63,108
Cap - $12	25,333,334	$9.14	$231,547	$(102,282)

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of LivePerson are recognized and measured as of the acquisition date at fair value and added to those of SoundHound. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the LivePerson Merger. The final determination of the purchase price allocation, upon the completion of the LivePerson Merger, will be based on LivePerson’s net assets acquired as of that date and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the pro forma adjustments presented. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of LivePerson based on LivePerson’s consolidated balance sheet as of December 31, 2025, with cash and cash equivalents adjusted for $13.5 million of expected transaction costs by LivePerson, with the excess recorded to goodwill.

(in thousands)

Total preliminary purchase consideration	$333,829

Cash and cash equivalents	$53,948
Accounts receivable	22,700
Prepaid expenses and other current assets	19,414
Intangible assets (1)	150,000
Property and equipment, net (2)	5,747
Right-of-use assets	109
Deferred tax assets (3)	4,511
Other assets	278
Total assets acquired	$256,707

Accounts payable	$9,522
Accrued expenses and other current liabilities	34,099
Operating lease liabilities	122
Deferred revenue	54,295
Deferred tax liabilities (3)	4,196
Other liabilities	1,023
Total liabilities assumed	$103,257
Preliminary fair value of net assets acquired	$153,450
Estimated goodwill (4)	$180,379

(1)	Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

	Preliminary Fair Value (in millions)	Estimated Useful Life
Developed technology	$48.0	5 Years
Customer relationships	97.0	5 Years
Trademark/Trade Name	5.0	3.5 Years

The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived, or where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the LivePerson Merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset and liability.

(2)	Property and equipment consists primarily of computer equipment, for which the carrying value is assumed to approximate fair value.

(3)	The preliminary purchase price allocation in the unaudited pro forma information reflects a full valuation allowance against the acquired U.S. federal and state net deferred tax assets, including net operating loss carryforwards, as the realization of the full amount of these acquired net deferred tax assets is uncertain. The preliminary purchase price allocation reflects the carryover of deferred tax balances of foreign jurisdictions which do not carry a full valuation allowance. This determination is preliminary and subject to change based upon the final determination of the fair value of identified assets and liabilities.

(4)	Goodwill represents excess of consideration over the fair value of the underlying net assets acquired. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is attributable to planned growth in new markets and synergies expected to be achieved from the combined operations of SoundHound and LivePerson. Goodwill recorded in the LivePerson Merger is not expected to be deductible for tax purposes.

The adjustments related to the acquisition of LivePerson included in the unaudited pro forma condensed combined balance sheet and statement of operations as of and for the year ended December 31, 2025 are as follows:

(a)	Reflects elimination of $24.0 million of LivePerson’s historical contract acquisition costs from other non-current assets, that were not assets as defined by ASC 805 and are considered to be a part of the fair value of customer relationships intangible asset.

(b)	Reflects the elimination of LivePerson’s historical goodwill and the recognition of the preliminary estimate of goodwill based on the preliminary purchase price allocation. The difference between the preliminary consideration and preliminary identifiable net assets acquired is recorded as estimated goodwill. Goodwill in the acquisition is not expected to be deductible for tax purposes. Refer above for further details related to the preliminary purchase price allocation.

As of December 31, 2025
(in thousands)
Elimination of LivePerson’s historical goodwill	$(184,902)
LivePerson Merger goodwill recognized	180,379
Net adjustment to goodwill	$(4,523)

(c)	Reflects the elimination of LivePerson’s historical intangible assets and the recognition of the preliminary estimated fair value of intangible assets acquired in the LivePerson Merger.

As of December 31, 2025
(in thousands)
Fair value of intangible assets acquired	$150,000
Elimination of LivePerson’s historical intangible assets, net	(13,409)
Net adjustment to intangible assets, net	$136,591

SoundHound determined a preliminary fair value estimate of intangible assets resulting from the preliminary fair value allocation of purchase price. The intangible assets included the following:

	Fair Value	Estimated useful life
Intangible assets acquired	(in thousands)	(in years)
Trademark / trade name	$5,000	3.5
Customer relationships	97,000	5
Developed technology	48,000	5
Total fair value of acquired intangible assets	$150,000

(d)	Reflects elimination of $84.6 million of LivePerson’s historical internal-use software development costs.

(e)	The following table summarizes the transaction accounting adjustments impacting the equity balances of LivePerson, as well as new equity issued as consideration for the Merger (amounts in thousands):

	Adjustments to LivePerson historical equity (1)	Purchase consideration (2)	Transaction costs (3)	Total Transaction Accounting Adjustments
Adjustment to Treasury stock	$3			$3
Adjustment to Class A Common Stock	(173)			(173)
Net adjustment to Accumulated other comprehensive loss	7,247			7,247
Net adjustment to Additional paid-in capital	(1,021,076)	333,829		(687,247)
Net adjustment to Accumulated deficit	1,058,494		(9,000)	1,049,494
Net adjustment to stockholders’ equity	$44,495	$333,829	$(9,000)	$369,324

(1)	Represents the elimination of LivePerson’s historical equity balances as of December 31, 2025.

(2)	Reflects the total preliminary purchase consideration of $333.8 million as estimated on May 5, 2026.

(3)	Reflects expected acquiror transaction costs of $9.0 million.

(f)	Reflects elimination of $3.0 million of LivePerson’s historical warrants balance as all warrants are cancelled or extinguished upon the LivePerson Merger.

(g)	Reflects LivePerson’s settlement of the 2026 Notes prior to the acquisition close date for $20.1 million of cash from current portion of long-term debt, along with $371.7 million of Secured Notes settled from long-term debt in shares of SoundHound Common Stock.

(h)	Reflects the expected transaction costs of $9.0 million incurred, but unpaid, by SoundHound through the transaction date.

(i)	Reflects the expected $13.5 million of transaction costs incurred by LivePerson, which are expected to be paid by LivePerson prior to closing of the LivePerson Merger in accordance with the Merger Agreement, along with the excess cash settlement toward the Secured Notes of $7.5 million, and $20.1 million in cash for settlement of the 2026 Notes.

(j)	Reflects the elimination of $1.1 million of LivePerson historical accrued interest expense due to settlement of the Senior Notes and 2026 Notes.

(k)	Reflects the elimination of LivePerson’s historical amortization expense and the recognition of new amortization expense related to the acquired identifiable intangible assets based on their estimated fair value on the acquisition date. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful lives.

The acquired intangible assets have been amortized using a straight-line method based on their estimated useful lives as if the LivePerson Merger had been completed on January 1, 2025.

	For the year ended December 31, 2025	Estimated useful life
Intangible assets acquired	(in thousands)	(in years)
Trademark / trade name	$1,429	3.5
Customer relationships	19,400	5
Developed technology	9,600	5
Total amortization expense for acquired intangible assets	$30,429

Adjustment to Cost of revenues -

For the year ended December 31, 2025
(in thousands)
Amortization expense for acquired intangible assets (developed technology)	$9,600
Adjustment to cost of revenues	$9,600

Adjustment to Amortization of intangible assets -

For the year ended December 31, 2025
(in thousands)
Amortization expense for acquired intangible assets (customer relationships and trademark/trade name)	$20,829
Elimination of LivePerson’s historical intangible asset amortization expense	(709)
Net adjustment to amortization of intangible assets	$20,120

(l)	Reflects the elimination of $15.9 million of historical LivePerson amortization of internal-use software development costs.

Adjustment to Research and development -

For the year ended December 31, 2025
(in thousands)
Elimination of LivePerson’s historical amortization expense related to internal-use software development costs	$(15,934)
Adjustment to research and development	$(15,934)

(m)	Reflects the elimination of $17.3 million of LivePerson’s historical amortization of contract acquisition costs that were not assets as defined by ASC 805.

For the year ended December 31, 2025
(in thousands)
Sales and marketing	$(17,300)
Adjustment to sales and marketing	$(17,300)

(n)	Reflects the elimination of $27.7 million of LivePerson’s historical gain on troubled debt restructuring associated with the troubled debt restructuring associated with the issuance of the Second Lien Notes.

(o)	Reflects the reduction of $31.5 million in historical interest expense for the year ended December 31, 2025, related to the settlement of LivePerson’s debt at closing.

(p)	Reflects the elimination of $13.2 million LivePerson’s historical gain on the change in fair value of debt warrants.

(q)	Reflects the elimination of $41.6 million of LivePerson’s historical impairment of goodwill.

(r)

Reflects the pro forma basic and diluted net loss per share attributable to the combined entity’s common stockholders presented in conformity with the two-class method required for participating securities as a result of the pro forma adjustments. The two-class method requires income available to common stockholders for the period to be allocated between shares of common stock and participating securities; however, no allocation has been made because the participating securities are not participating in losses.

The pro forma basic net loss per share attributable to the combined entity’s common stockholders is calculated using the historical basic weighted average shares of SoundHound’s Common Stock outstanding, adjusted for the additional new shares of SoundHound Common Stock issued to consummate the LivePerson Merger, assuming the shares were issued and outstanding as of January 1, 2025. Pro forma diluted net loss per share attributable to the combined company’s   common stockholders is calculated using the historical diluted weighted average shares of SoundHound Common Stock outstanding.

Pro forma earnings per share computation for the year ended December 31, 2025:

For the year ended December 31, 2025
(in thousands, except share and per share data)
Pro forma net loss attributable to stockholders, December 31, 2025	$(50,649)
Weighted average shares outstanding – basic	441,956,838
Pro forma net loss per share – basic	$(0.11)

Pro forma net loss attributable to stockholders, December 31, 2025	$(50,649)
Weighted average shares outstanding – diluted	445,991,768
Pro forma net loss per share – diluted	$(0.11)

Pro forma weighted average shares outstanding – basic
SoundHound historical, December 31, 2025	405,421,412
LivePerson Merger share consideration transferred	36,535,426
Pro forma weighted average shares outstanding – basic	441,956,838

Pro forma weighted average shares outstanding – diluted
SoundHound historical, December 31, 2025	409,456,342
LivePerson Merger share consideration transferred	36,535,426
Pro forma weighted average shares outstanding – diluted	445,991,768